NO ACT

PE
5-27-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

10013112

July 2, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 7-2-10

Roderick A. Palmore
Executive Vice President, General Counsel
and Secretary
General Mills, Inc.
One General Mills Boulevard
Minneapolis, MI 55426

Re: General Mills, Inc.
Incoming letter dated May 27, 2010

Dear Mr. Palmore:

This is in response to your letter dated May 27, 2010 concerning the shareholder proposal submitted to General Mills by Carol A. Wells and Edith D. Wells. We also have received a letter from the proponents dated May 29, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Carol A. Wells and Edith D. Wells

*** FISMA & OMB Memorandum M-07-16 ***

July 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Mills, Inc.
Incoming letter dated May 27, 2010

The proposal directs General Mills to limit the use of salt and other sodium compounds in General Mills' food products for the purpose of flavor enhancement.

There appears to be some basis for your view that General Mills may exclude the proposal under rule 14a-8(i)(7), as relating to General Mills' ordinary business operations. In this regard, we note that the proposal relates to the selection of ingredients in General Mills' products. Proposals concerning the selection of ingredients in a company's products are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if General Mills omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which General Mills relies.

Sincerely,

Ted Yu
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Carol A. Wells and Edith D. Wells

*** FISMA & OMB Memorandum M-07-16 ***

May 29, 2010

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re: REBUTTAL TO BASES FOR EXCLUSION
of Shareholder Proposal Submitted to General Mills, Inc. by Carol A. Wells and Edith D. Wells

Dear SEC representatives:

Please allow me briefly to refute General Mills three reasons for exclusion.

I. Rule 14a-8(i)(7) because the Proposal deals with matters relating to the company's ordinary business operations:

Exceptions to the rule have been allowed in cases where the product to be controlled is posing a significant danger to public welfare.

According to the Center for Science in the Public Interest cutting 1200 mg of sodium a day could prevent up to 92,000 deaths and 66,000 strokes every year. It could keep up to 99,000 Americans from having a heart attack and up to 120,000 others from getting heart disease every year. And it could save $10 to $24 million in health care costs every year.

Because the SEC is overworked, understaffed and receives many unnecessarily long submissions, it has possibly excluded proposals using Rule 14a-8(i)(7) that should have been allowed. Those decisions should not be used as precedent for further error.

II. The proposal may be excluded under Rule 14a-8(i)(10) because the company has substantially implemented it.

A plan to **cut sodium by 20% in 5 years** on selected products is **not** substantially implementing the proposal.

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains false or misleading statements.

The use of the word **"toxic"** is not false, but obviously misled Mr. Palmore if he interpreted it as resulting in "instant death." I think that points up the insidiousness of sodium poisoning and why we have allowed it to creep into our food supply. It has to be added a little at a time. Then we establish a level of expectancy—how much salt we expect—then a little less tastes flat and a little more tastes better. We have added a little more over and over establishing new levels of expectancy until the amounts are at today's toxic levels. I agree to replace *toxic* with *unhealthy* while not more accurate, it's more polite.

It is the stockholders' right to weigh in on **how fast** and **how far** their company should go in correcting the overuse of salt and other sodium compounds in their product. Our proposal can increase awareness of the problem and give the company much needed information on the social climate regarding the use of sodium. The proposal accommodates products that naturally contain more sodium, or products where sodium is needed for food preservation. It is true that high-calorie foods could have more salt poured into them, but why would the company want to do that? And should the stockholders accept it, it only leaves out excessive sodium that anyone can replace with a salt shaker.

The amazing thing is, once a person comes off a "salt high" after about two or three weeks of a 1500mg. per day sodium diet – which is intricate and time consuming to achieve with today's food supply, but can be done because I've done it – he finds current products so salty he can't believe he ever ate them.

Respectfully,

Carol Wells

Carol Wells

Copy to:
Roderick A. Palmore,
Executive Vice President
General Mills, Inc.
One General Mills Blvd
Minneapolis, MN 55426



Roderick A. Palmore
Executive Vice President, General Counsel &
Chief Compliance and Risk Management Officer

GENERAL MILLS

May 27, 2010

VIA E-MAIL (shareholderproposals@sec.gov)
Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to General Mills, Inc. by Carol A. Wells and Edith D. Wells

Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of General Mills, Inc. (the "Company," "we," "us" and "our") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from Carol A. Wells and Edith D. Wells (together, the "Proponent") for inclusion in the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials").

The Company believes the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to: (i) Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations; (ii) Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal and (iii) Rule 14a-8(i)(3), because the Proposal contains materially false or misleading statements.

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2010 Proxy Materials for the reasons discussed below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2010 Proxy Materials.

The text of the Proposal is set forth below. Attached as Exhibit A is additional correspondence between the Company and the Proponent.

The Company currently intends to file its definitive 2010 Proxy Materials with the Commission on or about August 16, 2010.

THE PROPOSAL

Whereas the food industry's ordinary business practices have caused the use of toxic levels of salt and other sodium compounds in our food products, (for example: 1 serving of Progresso Light Italian-Style Vegetable Soup contains 60 calories and 690 milligrams of sodium – this is less than 4% of the calories but about a third of the sodium a person should have for the day) and

Whereas the food industry, in acknowledgement of the problem, using guidelines and recommendations of the FDA and AHA, is offering products that decrease the amount of sodium in products bearing such labels as "reduced sodium" or "lower sodium " or "low sodium" and

Whereas the "low sodium" label can be put on any item without considering the number of calories the sodium content represents (for example: It is permissible to label an item "low sodium" that contains 10 calories of food and 140 milligrams of sodium.) and

Whereas the food industry is voluntarily participating in this very slow system that has the goal of gradually retraining the consumer's palate over a number of years, and

Whereas it should be the right of stockholders to choose a faster and more efficient way to correct the problem of excessive sodium, since the increasing numbers of people, including children, who suffer from hypertension and its related ailments should be promptly deterred, and since it is very easy for people who want more salt to add it, but impossible for people who want less to take it out, and

Whereas 1500 milligrams of sodium is the recommended daily limit for healthy people to stay healthy with fewer milligrams recommended for children, and 2300 milligrams is the compromise amount that AHA asks people to strive for, because a diet with fewer milligrams is almost impossible to achieve given our present food supply, and

Whereas the relationship between 2000 calories and 1500–2300 milligrams of sodium in a daily diet is a rough ratio of one-to-one

Be it resolved that General Mills Company will limit its use of salt and other sodium compounds for the purpose of flavor enhancement in the following way:

Any food that contains fewer milligrams of sodium than calories may add flavor-enhancing sodium compounds so that the sodium in the product equals but does not exceed its number of calories.

Some foods naturally contain sodium or have had sodium added for food preservation. These products may exceed the sodium limit of one milligram of sodium for one calorie of food. These products will have no flavor enhancing sodium compounds added.

BASES FOR EXCLUSION

The Company believes the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to: (i) Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations; (ii) Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal and (iii) Rule 14a-8(i)(3), because the Proposal contains materially false or misleading statements.

I. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal seeks to micromanage sodium reduction targets, which is a fundamental part of management's responsibility for product design and formulation.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to a company's ordinary business operations. The Commission has acknowledged that the policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the Commission noted that the ordinary business exclusion rests on two central considerations:

- that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and
- "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

Making decisions on product formulation, including timing and implementation of specific sodium reduction targets, and adjusting them in accordance with consumer demand and regulatory requirements, are fundamental to management's ability to run a food company on a day-to-day basis. Management is in the best position on a day-to-day basis to consider the food and nutrition science, regulatory requirements and consumer demands that dictate specific product formulations. Setting product specifications requires a continuous evaluation and response to developments in these fields. As a practical matter, shareholders cannot oversee the timing and implementation of specific sodium reduction targets through a vote at the annual stockholders' meeting.

The Proponent is seeking to micromanage sodium reduction targets about which shareholders, as a group, are not in a position to make an informed judgment. Due to the technical and scientific issues involved, sodium reduction requires coordination with nutrition scientists, consumers and regulatory agencies, with whom shareholders are not in a position to communicate. A number of additional challenges illustrate why shareholders are not equipped to manage sodium reduction targets:

- The Proposal fails to recognize that all foods contain different levels of naturally occurring and added sodium that cannot necessarily correlate with caloric content. Salt and sodium-containing ingredients serve multiple purposes in food that are often not easily separated from flavor enhancement, such as leavening, maintaining texture, natural preservation and inhibition of microorganisms. For example, in many baking products, a significant amount of the sodium comes from ingredients that enable the dough to rise.
- The technology required to achieve significant sodium reduction varies by food product, and hence, contrary to the Proposal, reduction targets and timing also need to vary by food product.
- Current technology and available sodium replacement options do not provide all the necessary solutions. The Company is aggressively working to develop these solutions, without compromising food safety, causing significant taste trade-offs or implementing dramatic cost increases.

- Shareholders are not in a position to gauge consumer reaction to sudden and dramatic reductions in sodium levels. If implemented too quickly, reductions may alienate consumers, given that taste is the number one driver for purchase decisions.
- The Proposal, if implemented, has unintended consequences. For example, foods with higher caloric content per serving would receive more leeway for sodium content.

Furthermore, the Proposal's reduction targets are unsupported by mainstream studies, and the milligram per calorie standard has no scientific basis. The Company's gradual approach to sodium reduction, described below, is consistent with the Institute of Medicine's report "Strategies to Reduce Sodium Intake in the US" and its recommendations to the Food and Drug Administration (the "FDA") to work together with all stakeholders to reduce sodium gradually over a period of time to adjust the American palate to a less salty diet.[1] The absence of support for the Proposal's sodium reduction targets reinforces the fact that shareholders are not in a position to make an informed judgment on this issue.

If the Proponent were allowed to present the current Proposal at our annual meeting, by extension, shareholders would be allowed to vote on the number of milligrams and source of sodium, or other ingredients, in each product that the Company produces. Rule 14a-8(i)(7) is specifically intended to prevent such proposals.

For the reasons stated above, the determination of the specific amount of sodium in our products is so fundamental to management's ability to run the Company on a day-to-day basis that it could not, as a practical matter, be subject to direct shareholder oversight, and the Proposal seeks to micromanage the Company on a complex matter as to which shareholders are not in a position to make an informed judgment.

The Staff has historically permitted the exclusion of similar proposals.

The Staff has taken the position that proposals relating to the development of products and product lines, including the selection of ingredients of such products, within parameters established by state and federal regulation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7). *See Campbell Soup Company* (August 21, 2009) (permitting exclusion of a proposal that the company not label products "low sodium" unless the milligrams of sodium are less than or equal to half the number of calories in a single serving); *The Coca-Cola Co.*(January 22, 2007) (permitting exclusion of a proposal that the company stop caffeinating its root beer and other beverages); *H.J. Heinz Co.* (June 2, 1999) (permitting exclusion of a proposal requesting that the company stop adding certain food coloring to its pickles); and *Borden, Inc.* (January 16, 1990) (permitting exclusion of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products). The Company believes that the Proposal regarding sodium reduction targets is excludable on the same basis.

Even where a proposal involved decisions on controversial ingredients, the Staff has permitted exclusion. *See Wal-Mart Stores, Inc.* (March 11, 2008) (allowing exclusion of a proposal requesting that the company publish a report on the company's policies on nanomaterial product safety); *Family Dollar Stores, Inc.* (November 6, 2007) and *Wal-Mart Stores, Inc.* (March 24, 2006) (allowing exclusion of a proposal requesting that the company publish a report evaluating its policies and procedures for minimizing customers' exposure to toxic substances or hazardous components in its products); and *Walgreen Co.* (October 13, 2006) (allowing exclusion of a proposal to provide a report characterizing the ingredients of its cosmetics and personal care

[1] See "Strategies to Reduce Sodium Intake in the United States," pp. 253-254; eds. Jane E. Henney, Christine L. Taylor, and Caitlin S. Boon; Committee on Strategies to Reduce Sodium Intake; Institute of Medicine; published 2010.

products, and specifically, characterizing suspected carcinogens, mutagens, reproductive toxicants and certain other chemicals).

This Proposal should not qualify as an exception to "ordinary business operations."

In the past, the Staff has made limited exceptions to the "ordinary business" exclusion for proposals that involve "sufficiently significant social policy issues" that "transcend the day-to-day business matters," and specifically, for proposals that "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." *See Exchange Act Release No. 40018* (May 21, 1998) *and Staff Legal Bulletin No. 14C* (June 28, 2005). The Proposal does not qualify for the "significant social policy" exception.

We note that proposals qualifying for the "significant social policy" exception have involved product ingredients that presented, or were widely viewed in the scientific community as presenting, inherent and significant hazards to human health. For example, the Staff has not permitted the exclusion of proposals related to products containing PVC or phthalate, which are recognized as sources of potential human carcinogens that could be harmful to the environment. *See Columbia/HCA Healthcare Corp* (March 30, 1999); *Baxter International Inc.* (March 1, 1999); and *Universal Health Services Inc.* (March 30, 1999). In contrast, the Proposal concerns sodium, a naturally occurring and essential ingredient in many foods that the FDA has assigned the GRAS designation ("generally recognized as safe"). GRAS refers to a substance that is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use.

Furthermore, the level of shareholder micromanagement implicated in this Proposal extends beyond what the Staff has made significant social policy exceptions for in the past. Unlike the Exxon example cited in Staff Legal Bulleting No. 14C, the Proposal does not request a report on potential harm. Neither does it make a recommendation that the Company find more effective ways to implement sodium reduction in its products. Rather, the Proposal goes well beyond any public policy issue and demands specific and immediate reductions in sodium targets that shareholders are neither in a position to recommend nor to implement.

The Proposal disputes the Company's incremental approach and timetable for reducing the sodium in its products, rather than sodium reduction as a policy issue. The Proposal requires that the Company reduce the number of milligrams of sodium, used for flavor enhancement, to equal but not to exceed the number of calories. Where products naturally exceed this limit, no additional sodium may be added for flavor enhancement. The Proponent wants aggressive implementation of these targets, to outpace the targets and timetable that the Company has established:

> Whereas the food industry is voluntarily participating in this very slow system that has the goal of gradually retraining the consumer's palate over a number of years, and
>
> Whereas it should be the **right of stockholders to choose** a faster and more efficient way to correct the problem of excessive sodium.....

The focus of the Proposal, and the level of shareholder micromanagement involved, distinguishes it from the proposal presented in *Tyson Foods, Inc.* (November 25, 2009). In *Tyson*, the proposal requested that the board adopt a policy and practices for Tyson to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. It also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics. The Staff determined that the proposal raised significant adverse health concerns that transcend day-to-day business operations and was therefore not excludable under Rule 14a-8(i)(7). We note that the Tyson proposal focused on the merits of phasing out unnecessary use of antibiotics, and that the proponent asked for a report but reserved implementation decisions to management. Unlike *Tyson*, the Proposal currently before the Staff focuses neither on the merits of sodium reduction as a policy matter, nor on exploring the feasibility of further reductions. The Proposal focuses on the implementation of specific sodium reduction targets on an accelerated timetable.

For the reasons stated above, the Proposal does not qualify as an exception to "ordinary business operations."

II. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented it.

For years before the Company received this Proposal, we have made concerted efforts to reduce the sodium content in our products. Examples of successful reductions already implemented since 2005 include a 16% reduction in both Cheerios and Honey Nut Cheerios; more than 25% reduction in select Progresso soups and a 36% reduction across the Chex snack mix line. Furthermore, the Company recently set aggressive goals for future reductions. In contrast to the Proposal, the Company has taken a gradual but steady approach to reducing sodium content over time. We have found that retraining the consumer's palate through incremental reductions is an effective strategy in helping them reach their recommended daily intake goal, whereas sudden reductions dramatically impact the taste of products, the number one driver of food choice, and prompt consumers to choose saltier alternatives.

Contrary to the Proponent's contention that it is the "**right of stockholders to choose** a faster and more efficient way to correct the problem of excessive sodium....," we believe that it is consumers who should have options on their sodium consumption. The Company has given consumers a wide variety of product choices that make it easier to control their sodium intake, and we currently have many low sodium products that satisfy the targets in the Proposal, though we do not endorse these targets.

In our 2010 fiscal year, 466 (27%) of the 1,700 individual product offerings, or stockkeeping units (SKUs), sold in the United States were low-sodium products. In 435 (93%) of these low-sodium SKUs, the number of milligrams of sodium were fewer than or equal to the number of calories per serving. These low-sodium products ranged across multiple food categories, including baking products, cereals, yogurt, snack bars and meals. Many of our products had only naturally occurring sodium, or no sodium at all. Approximately 170 SKUS of Yoplait yogurts have only sodium content that is naturally occurring in the milk. This is approximately 10% of the total SKUs sold in the United States. 57 of the 466 low-sodium SKUs, or approximately 3% of SKUs sold in the United States, had no sodium content per serving. Products with no sodium content per serving included baking flour, certain Green Giant and Cascadian Farm vegetables, Fiber One Frosted shredded wheat cereal and Lārabars.

In addition to our past efforts, we have committed to significant sodium reduction goals across our product portfolio in the next two years. General Mills has publicly announced an initiative to reduce sodium by 20% across multiple product categories and more than 600 SKUs by 2015, including canned vegetables, cereals, dry dinners, frozen pizza, refrigerated dough products, savory snacks, soups, baking mixes and more. It is part of our continuing commitment to reduce sodium levels in a series of steps across our portfolio. This incremental and gradual approach to sodium reduction aligns with the Institute of Medicine's report "Strategies to Reduce

Sodium Intake in the US" and its recommendations to the FDA to work collectively with all stakeholders to reduce sodium steadily over a period of time to adjust the American palate to a less salty diet.[2]

Based on our prior actions and future plans, the Company has substantially implemented the Proposal.

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains false or misleading statements.

Rule 14a-9 states that no solicitation shall contain a statement that is "false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...."

The Company respectfully requests that the Staff either permit the Company to exclude the Proposal, or require that the Proponent amend it to remedy the following false and misleading statements and assumptions:

The first "whereas" clause states:

> Whereas the food industry's **ordinary business practices** have caused the use of toxic levels of salt and other sodium compounds in our food products, (for example: 1 serving of Progresso Light Italian-Style Vegetable Soup contains 60 calories and 690 milligrams of sodium – this is less than 4% of the calories but about a third of the sodium a person should have for the day) and

This is a false and misleading statement of a material fact. "Toxic" typically means "containing or being a poisonous material, especially when capable of causing death or serious debilitation."[3] Contrary to the Proposal, the Company's business practices have not led to poisonous levels of sodium in food products, and specifically, the Company's Progresso Light Italian-Style Vegetable Soup does not contain poisonous levels of sodium. Sodium is a naturally occurring and essential ingredient in many foods that the FDA has assigned the GRAS designation ("generally recognized as safe"). GRAS refers to a substance that is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use.

In addition, the Proposal assumes a diet composed exclusively of processed foods, so that the only way to meet daily limits on sodium consumption is to impose a one-to-one ratio of milligrams of sodium to calories in those foods. The reality is that consumers may choose to eat a mix of processed and fresh foods on a day-to-day basis, and their sodium consumption likely would not be allocated evenly across those foods. Therefore, the assumption underlying the Proposal misleads the Company's shareholders into believing that the balance of sodium to calories must be addressed solely within the processed foods industry.

---

[2] See "Strategies to Reduce Sodium Intake in the United States," pp. 253-254; eds. Jane E. Henney, Christine L. Taylor, and Caitlin S. Boon; Committee on Strategies to Reduce Sodium Intake; Institute of Medicine; published 2010.

[3] See definition of "toxic" on the Merriam-Webster Online Dictionary at http://www.merriam-webster.com/dictionary/toxic.

CONCLUSION

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from our 2010 Proxy Materials.

Finally, we note that the Proposal is cast as a directive to the Board of Directors and pertains to matters within the proper authority of the Company's board and management under Delaware law. Therefore, we respectfully request that the Staff require that the Proponent revise the Proposal as a recommendation in the event the Staff does not agree with the bases for exclusion contained above.

If you have questions or need any additional information, please feel free to contact Trevor Gunderson, Vice President, Associate General Counsel and Assistant Secretary, at 763-764-5324 or trevor.gunderson@genmills.com.

Sincerely,

Roderick A. Palmore
Executive Vice President, General Counsel and Secretary

cc: Carol A. Wells and Edith D. Wells

EXHIBIT A

Carol A. Wells and Edith D. Wells

*** FISMA & OMB Memorandum M-07-16 ***

March 3, 2010

Kendall J. Powell
Chairman of the Board and Chief Executive Officer
General Mills' Worldwide Corporate Headquarters
Number One General Mills Boulevard
Minneapolis, MN 55426

Dear Mr. Powell

We have owned 200 shares of General Mills stock since 2004. We shall not sell the stock prior to the stockholder's meeting in September 2010. We wish to submit this proposal to be included in the annual proxy statement to be voted on at annual stockholders' meeting.

If you want to contact us, please use email or letter. Phone calls are not convenient. Thank you.

Respectfully,
Carol A. Wells Edith D. Wells
Carol A. Wells and Edith D. Wells / March 3, 2010

This is the 425 word proposal:

Whereas the food industry's **ordinary business practices** have caused the use of toxic levels of salt and other sodium compounds in our food products, (for example: 1 serving of Progresso Light Italian-Style Vegetable Soup contains 60 calories and 690 milligrams of sodium—this is less than 4% of the calories but about a third of the sodium a person should have for the day) and

Whereas the food industry, in acknowledgement of the problem, using guidelines and recommendations of the FDA and AHA, is offering products that decrease the amount of sodium in products bearing such labels as "reduced sodium" or "lower sodium" or "low sodium" and

Whereas the "low sodium" label can be put on any item without considering the number of calories the sodium content represents (for example: It is permissible to label an item "low sodium" that contains 10 calories of food and 140 milligrams of sodium.) and

Whereas the food industry is voluntarily participating in this very slow system that has the goal of gradually retraining the consumer's palate over a number of years, and

Whereas it should be the **right of stockholders to choose** a faster and more efficient way to correct the problem of excessive sodium, since the increasing numbers of people, including children, who suffer from hypertension and its related ailments should be promptly deterred, and since it is very easy for people who want more salt to add it, but impossible for people who want less to take it out, and

Whereas 1500 milligrams of sodium is the recommended daily limit for healthy people to stay healthy with fewer milligrams recommended for children, and 2300 milligrams is the compromise amount that AHA asks people to strive for, because a diet with fewer milligrams is almost impossible to achieve given our present food supply, and

Whereas the relationship between 2000 calories and 1500-2300 milligrams of sodium in a daily diet is a rough ratio of one-to-one

Be it resolved that General Mills Company will limit its use of salt and other sodium compounds for the purpose of flavor enhancement in the following way:

Any food that contains fewer milligrams of sodium than calories may add flavor-enhancing sodium compounds so that the sodium in the product equals but does not exceed its number of calories.

Some foods naturally contain sodium or have had sodium added for food preservation. These products may exceed the sodium limit of one milligram of sodium for one calorie of food. These products will have no flavor enhancing sodium compounds added.



SUSAN J. CROCKETT, PH.D., RD, FADA
Vice President • Senior Technology Officer, Health And Nutrition

GENERAL MILLS

April 12, 2010

Carol A. Wells and Edith D. Wells

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mses. Wells:

Thank you for your letter dated March 3, 2010. I am a Nutrition Scientist and Registered Dietitian at General Mills who is involved in initiatives to improve the health profile of our products. I would like to invite you to share your perspective in a phone discussion, and likewise, would like to discuss our approach to reducing sodium in our products. We've recently set a goal to reduce the sodium content in 10 product categories by 20% by 2015! I have enclosed two copies of our Corporate Social Responsibility Report, which highlights some of these efforts beginning on page 4.

I hope that you will welcome a conversation on this subject. We've found that it is often more productive and informative for us to have direct discussions with our shareholders, rather than to communicate through shareholder proposals.

Please contact Cam Hoang at 763-764-2366 (cam.hoang@genmills.com) if you are interested in scheduling a call.

Sincerely,

Susan J. Crockett, Ph.D., R.D.
Vice President, Senior Technology Officer

SJC/sks
cc: Cam Hoang

DRIVERS OF OUR NUTRITIONAL PROFILE IMPROVEMENT, U.S. RETAIL 2005 – 2009 (FISCAL YEARS)

Since we began measuring our nutrition improvements in 2005, our biggest gains have been through adding whole grains to products like cereal. But we've also added vitamins, fiber and calcium to many of our products. And we've reduced fat, sodium and sugar.


≥ 1/2 serv fruit, veg, dairy 2%
calcium 1%
gluten free 3%
calories /portion control** 6%
other* 2%
whole grain + vitamin D + calcium 2%

* Includes omega-3, protein, and antioxidants.
** Calories/portion control includes new products with portion control or ≤ 100/calories/serving AND reformulated products with reduced calories.

As part of our long-term effort to reduce the sodium in many of our products, General Mills is pledging to further reduce the sodium in more than 600 of our SKUs (stock-keeping units) by 20 percent, on average, by 2015.

The sodium reduction initiative represents about 40 percent of our portfolio and covers 10 product categories. While General Mills has been reducing the sodium in many of our products for several years, we accelerated the effort in 2009.

The targeted product categories are:

- Canned vegetables
- Cereals
- Dry dinners
- Frozen pizza
- Mexican dinners
- Refrigerated dough products
- Savory snacks
- Side dishes
- Soups
- Variety baking mixes

A cross-functional team of General Mills researchers has been hard at work developing multiple strategies for reducing sodium across these product categories. While that sounds simple, it is more difficult in practice.

That's because sodium in food serves many purposes, including food safety by inhibiting the growth of molds and other undesirable microorganisms. In addition, people can detect even relatively small decreases in sodium, which is one reason why lowering levels gradually is a wise strategy.

"We've assembled a multidisciplinary team of General Mills researchers whose primary focus is on developing new ways to reduce sodium across our portfolio. Not only have we reviewed the scientific literature on the subject over the past 30 years, but we're tapping experts in this field, as well as related fields, from throughout the world. We're committed to developing novel strategies because it's the right thing to do – for our consumers and for General Mills."

PETER ERICKSON, SENIOR VICE PRESIDENT, INNOVATION, TECHNOLOGY & QUALITY

Carol A. Wells

*** FISMA & OMB Memorandum M-07-16 ***

April 13, 2010

Office of the Secretary
General Mills' Worldwide Corporate Headquarters
Number One General Mills Boulevard
Minneapolis, MN 55426

Re: Shareholder proposal sent March 3 and received at General Mills March 5

Sirs:

On March 3, Edith D. Wells and I send a proposal to Mr. Powell's office, and perhaps it would have been more convenient for you to have addressed it to the corporate secretary. While we have the certified receipt of the letter, we should have requested that you acknowledge that you received it. We are making that request now.

I am enclosing the original correspondence which contains the information we wish to propose at the annual meeting.

Thank you for your attention.

Respectfully,

Carol Wells

Enc:

Cam Hoang

From: Cam Hoang
Sent: Friday, April 16, 2010 10:02 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Susan Crockett
Subject: your stockholder proposal to General Mills

Dear Mses. Wells,

Thank you for your letters dated March 3 and April 13, 2010, which were passed on to me in the corporate secretary's office. I apologize for the delay in responding to you! The attached letter and copies of our just-published 2010 Corporate Social Responsibility Report were mailed to you earlier this week.



Response to Mses Wells.pdf

I've also included links below to the 2010 Corporate Social Responsibility Report and a recent press release. Page 11 of the Report discusses our ongoing sodium reduction efforts, and also our recently announced initiative targeting a 20% reduction across 600 skus by 2015.

www.generalmills.com/csr

http://www.generalmills.com/corporate/media_center/news_release_detail.aspx?itemID=43973&catID=227

Suzie Crockett, one of our head nutrition scientists, and I would be interested hearing your perspective on sodium reduction, and also discussing our ongoing efforts with you. Would you welcome this? I hope so. Please contact me to arrange a phone call or meeting.

Sincerely,
Cam

Cam Hoang
Counsel and Assistant Secretary
General Mills, Inc.
One General Mills Boulevard
Minneapolis, MN 55426
(763)764-2366(p)
(763)764-5102(f)

General Mills News Release

General Mills • Number One General Mills Boulevard • Minneapolis, MN 55426

Contact:

Heidi Geller

763-764-6364

General Mills to Further Reduce Sodium across Portfolio

Company commits to reduce sodium in 600 SKUs by 2015

Minneapolis (4-13-10) – General Mills is accelerating its goals to reduce sodium by 20 percent across multiple product categories by 2015. The commitment was announced in the company's 2010 Corporate Social Responsibility Report, published today at GeneralMills.com/csr.

"General Mills is committed to reducing sodium levels in a series of small steps across our portfolio," said Susan Crockett, Ph. D, vice president, Health and Nutrition, and director of the Bell Institute of Health and Nutrition at General Mills. "We believe making changes in a series of smaller steps is the right way to continue to deliver great taste while reducing sodium."

Since 2005, a cross-functional team of researchers has been working to silently trim sodium levels without compromising taste. Successful reductions have already been implemented on a number of products, including a 16 percent sodium reduction in both Cheerios and Honey Nut Cheerios; more than 25 percent sodium reduction in select Progresso soups, and a 36 percent sodium reduction across the Chex Snack mix line.

General Mills will also continue to focus on the development of new lower sodium products.

"General Mills' focused health and wellness strategy addresses the most important health priorities that consumers have today -- weight management, heart health, and living a healthier, more active lifestyle," Crockett said.

Since 2005, General Mills has improved the health and nutrition profile of products representing nearly 50 percent of its U.S. Retail business. General Mills has reduced the number of calories in products, reduced fat, sugar and sodium, added vitamins, calcium, whole grain, and increased fiber. Last December, the company pledged to further reduce sugar in cereals advertised to children to single-digit levels of grams of sugar per serving.

General Mills' 2010 Corporate Social Responsibility report highlights the company's achievements in the areas of health, community and environment, and is available for download at [illegible]/csr.

###

About General Mills
One of the world's leading food companies, General Mills operates in more than 100 countries and markets more than 100 consumer brands, including Cheerios, Häagen-Dazs, Nature Valley, Betty Crocker, Pillsbury, Green Giant, Old El Paso, Progresso, Cascadian Farm, Muir Glen, and more. Headquartered in Minneapolis, Minnesota, USA, General Mills had fiscal 2009 global net sales of US$15.9 billion, including the company's $1.2 billion proportionate share of joint venture net sales.

Reducing sodium

DRIVERS OF OUR NUTRITIONAL PROFILE IMPROVEMENT, U.S. RETAIL 2005 – 2009 (FISCAL YEARS)

Since we began measuring our nutrition improvements in 2005, our biggest gains have been through adding whole grains to products like cereal. But we've also added vitamins, fiber and calcium to many of our products. And we've reduced fat, sodium and sugar.


≥ 1/2 serv fruit, veg, dairy 2%
calcium 1%
gluten free 3%
calories /portion control** 6%
other* 2%
whole grain + vitamin D + calcium 2%

*Includes omega-3, protein, and antioxidants.
**Calories/portion control includes new products with portion control or ≤ 100/calories/serving AND reformulated products with reduced calories.

As part of our long-term effort to reduce the sodium in many of our products, General Mills is pledging to further reduce the sodium in more than 600 of our SKUs (stock-keeping units) by 20 percent, on average, by 2015.

The sodium reduction initiative represents about 40 percent of our portfolio and covers 10 product categories. While General Mills has been reducing the sodium in many of our products for several years, we accelerated the effort in 2009.

The targeted product categories are:

- Canned vegetables
- Cereals
- Dry dinners
- Frozen pizza
- Mexican dinners
- Refrigerated dough products
- Savory snacks
- Side dishes
- Soups
- Variety baking mixes

A cross-functional team of General Mills researchers has been hard at work developing multiple strategies for reducing sodium across these product categories. While that sounds simple, it is more difficult in practice.

That's because sodium in food serves many purposes, including food safety by inhibiting the growth of molds and other undesirable microorganisms. In addition, people can detect even relatively small decreases in sodium, which is one reason why lowering levels gradually is a wise strategy.

"We've assembled a multidisciplinary team of General Mills researchers whose primary focus is on developing new ways to reduce sodium across our portfolio. Not only have we reviewed the scientific literature on the subject over the past 30 years, but we're tapping experts in this field, as well as related fields, from throughout the world. We're committed to developing novel strategies because it's the right thing to do – for our consumers and for General Mills."

PETER ERICKSON, SENIOR VICE PRESIDENT INNOVATION, TECHNOLOGY & QUALITY

Carol Wells

*** FISMA & OMB Memorandum M-07-16 ***

April 21, 2010

Cam Hoang, Assistant Secretary
General Mills, Inc
One General Mills Boulevard
Minneapolis, MN 55426

Re: stockholder proposal to reduce sodium hard copy of email

Dear Cam Hoang

Thank you for offering a phone conference or meeting. My impaired hearing could lead to misunderstanding. I prefer things written down. Thank you for sending the reading materials.

I think I can state our case in this correspondence and hopefully we shall each accept our positions.

As fate would have it, I received the "lightly sweetened" Wheaties FUEL sample box delivered with the morning paper. One helping contains 14 grams of sugars and that's "lightly sweetened?" Because it is "fueling" athletes, the calories to sodium comparison is favorable. 210 to 150. That's 10 sodium milligrams shy of meeting that 140 "low sodium" classification and better than a lot of boxed cereals. I'm surprised you didn't go 140 mg so it could be on the label but I suppose "high energy hopefuls" aren't interested in low sodium.

Finally, after years of health experts and scientists telling us of the situation, food industry and some members of the consumer population are becoming aware of this urgent problem. However, reducing salt by **20 percent** in five years, when current use is **double what it should be**, is an inadequate goal.

Today, only by the most lengthy, careful shopping and food preparation can people hope to achieve a wholesome level of salt (and other sodium compounds) in their diet. Middle-income parents and children are the most victimized. Advertising targets them, taking advantage of their rushed schedules, providing "hurry up" food that touts their "nutritious" qualities while actually supplying sugars, fats, acids and sodium compound flavor enhancers that aren't healthy at all. "It's all on the label" but who of the targeted group has time to read it?

People should be instructed that it is their right to add salt if they want more, but it is wrong to force too much salt on people who don't want it. Wholesome foods should be available to everyone, not just the few who have extra time to make their own, or wealthy enough to have others prepare it for them.

I'm sure that marketing wholesome food, while accommodating food producers, satisfying investors, complying with FDA, and pleasing a finicky public can't be easy. I read the ingredients on the FUEL cereal box and see no high-fructose corn syrup listed. I think that may be a good thing. I see "Corn Syrup Solids" corn bran and corn oil, hopefully healthier choices from your pantry stocked with shelves and shelves of corn.

It is the **ordinary business practice** of the food industry that has caused the over-use of sodium compounds to develop and so it will take **extraordinary measures** to correct it. As you know, a food company is made up of directors and senior executives, almost exclusively selected for their business acumen. While they unwittingly may be discussing the results of too much sodium in their diet as they sit around the board-room table talking of their recent heart attack or hypertension medication, they have not had special training in nutrition.

For food expertise, trained dieticians, etc. are employed. These employee's, if they want to remain employed, make their primary goals pleasing the directors AND customers. No matter how well they are trained in good nutrition, they know their food must sell.

When it comes to food, customers want things flavorsome and good tasting. What is taste? Sweet, sour, bitter, salt. And each has its own nerve endings that register its particular response. There are no "nuances" with taste; the actual flavor of a food comes from other sensations—smell, feel, sight and even sound—the snap of a crisp apple or crunch of a potato chip.

Let's return to taste, specifically the taste buds sensitive to salt (and other sodium compounds). We establish a "level of expectancy" from the amount of salt we are accustomed to having. A little less than "level of expectancy" tastes flat, a little more tastes good. In an effort to please, a little more has been added, establishing higher levels of expectancy, over and over, until salt and other sodium compounds in many of our foods have reached toxic amounts.

As food products are developed to accommodate mass harvesting, distribution and shelf life, flavor is frequently sacrificed. Abundant use of flavor-enhancing sodium compounds masks the lack of flavor. Thus, even greater use of sodium compounds has been encouraged. That is the situation in today's food industry. Sodium compounds are now in many foods in such great quantities, it exceeds most people's understanding or belief.

A point should be made here. If seven out of ten people want a product with a high sodium level that is what is produced. The three people who would prefer less sodium are forced into less healthy choices. (*Despite the fact it is very easy for people to add more salt if they want it, but impossible to take out if they don't.)*

People should be made aware of the problem and be educated on how our taste sensors works. If people have the opportunity to "come down off a salt high" (which may take two or three weeks of reduced use) they will establish a lower sodium expectancy and discover some of the great real flavors in their food. They will find foods they once liked to be painfully salty, and wonder how they could ever have eaten them!

It is the stockholders' right to weigh in on how fast and how far their company should go in correcting the overuse of salt and other sodium compounds in their product. Our proposal can increase awareness of the problem and give the company much needed information on the social climate regarding the use of sodium.

Respectfully

Carol

Carol Wells

Cam Hoang

From: Cam Hoang
Sent: Thursday, April 29, 2010 4:04 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: your stockholder proposal to General Mills

Dear Mses. Wells,

Thank you for your response. I'm sorry that circumstances will prevent us from having a conversation on this topic.

Sincerely,
Cam

Cam Hoang
Counsel and Assistant Secretary
General Mills, Inc.
One General Mills Boulevard
Minneapolis, MN 55426
(763)764-2366(p)
(763)764-5102(f)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, April 21, 2010 4:35 PM
To: Cam Hoang
Cc: Susan Crockett
Subject: Re: your stockholder proposal to General Mills

April 21, 2010

Dear Cam Hoang and Susan Crockett

Thank you for offering a phone conference or meeting. My impaired hearing could lead to misunderstanding. I prefer things written down. Thank you for sending the reading materials.

I think I can state our case in this correspondence and hopefully we shall each accept our positions.

As fate would have it, I received the "lightly sweetened" Wheaties FUEL sample box delivered with the morning paper. One helping contains 14 grams of sugars and that's "lightly sweetened?" Because it is "fueling" athletes, the calories to sodium comparison is favorable. 210 to 150. That's 10 sodium milligrams shy of meeting that 140 "low sodium" classification and better than a lot of boxed cereals. I'm surprised you didn't go 140 mg so it could be on the label but I suppose "high energy hopefuls" aren't interested in low sodium.

Finally, after years of health experts and scientists telling us of the situation, food industry and some members of the consumer population are becoming aware of this urgent problem. However, reducing salt by **20 percent** in five years, when current use is **double what it should be**, is an inadequate goal.

Today, only by the most lengthy, careful shopping and food preparation can people hope to achieve a wholesome level of salt (and other sodium compounds) in their diet. Middle-income parents and children are the most victimized. Advertising targets them, taking advantage of their rushed schedules, providing "hurry up" food that touts their "nutritious" qualities while actually supplying sugars, fats, acids and sodium compound flavor enhancers that aren't healthy at all. "It's all on the label" but who of the targeted group has time to read it?

People should be instructed that it is their right to add salt if they want more, but it is wrong to force too much salt on people who don't want it. Wholesome foods should be available to everyone, not just the few who have extra time to make their own, or wealthy enough to have others prepare it for them.

I'm sure that marketing wholesome food, while accommodating food producers, satisfying investors, complying with FDA, and pleasing a finicky public can't be easy. I read the ingredients on the FUEL cereal box and see no high-fructose corn syrup listed. I think that may be a good thing. I see "Corn Syrup Solids" corn bran and corn oil, hopefully healthier choices from your pantry stocked with shelves and shelves of corn.

It is the **ordinary business practice** of the food industry that has caused the over-use of sodium compounds to develop and so it will take **extraordinary measures** to correct it. As you know, a food company is made up of directors and senior executives, almost exclusively selected for their business acumen. While they unwittingly may be discussing the results of too much sodium in their diet as they sit around the board-room table talking of their recent heart attack or hypertension medication, they have not had special training in nutrition.

For food expertise, trained dieticians, etc. are employed. These employee's, if they want to remain employed, make their primary goals pleasing the directors AND customers. No matter how well they are trained in good nutrition, they know their food must sell.

When it comes to food, customers want things flavorsome and good tasting. What is taste? Sweet, sour, bitter, salt. And each has its own nerve endings that register its particular response. There are no "nuances" with taste; the actual flavor of a food comes from other sensations—smell, feel, sight and even sound—the snap of a crisp apple or crunch of a potato chip.

Let's return to taste, specifically the taste buds sensitive to salt (and other sodium compounds). We establish a "level of expectancy" from the amount of salt we are accustomed to having. A little less than "level of expectancy" tastes flat, a little more tastes good. In an effort to please, a little more has been added, establishing higher levels of expectancy, over and over, until salt and other sodium compounds in many of our foods have reached toxic amounts.

As food products are developed to accommodate mass harvesting, distribution and shelf life, flavor is frequently sacrificed. Abundant use of flavor-enhancing sodium compounds masks the lack of flavor. Thus, even greater use of sodium compounds has been encouraged. That is the situation in today's food industry. Sodium compounds are now in many foods in such great quantities, it exceeds most people's understanding or belief.

A point should be made here. If seven out of ten people want a product with a high sodium level that is what is produced. The three people who would prefer less sodium are forced into less healthy choices. (*Despite the fact it is very easy for people to add more salt if they want it, but impossible to take out if they don't.*)

People should be made aware of the problem and be educated on how our taste sensors works. If people have the opportunity to "come down off a salt high" (which may take two or three weeks of reduced use) they will establish a lower sodium expectancy and discover some of the great real flavors in their food. They will find foods they once liked to be painfully salty, and wonder how they could ever have eaten them!

It is the stockholders' right to weigh in on how fast and how far their company should go in correcting the overuse of salt and other sodium compounds in their product. Our proposal can increase awareness of the problem and give the company much needed information on the social climate regarding the use of sodium.

A copy of this email will be sent to you US mail.

Respectfully

Carol Wells

*** FISMA & OMB Memorandum M-07-16 ***

On Fri, Apr 16, 2010 at 10:01 AM, Cam Hoang <Cam.Hoang@genmills.com> wrote:
Dear Mses. Wells,

Thank you for your letters dated March 3 and April 13, 2010, which were passed on to me in the corporate secretary's office. I apologize for the delay in responding to you! The attached letter and copies of our just-published 2010 Corporate Social Responsibility Report were mailed to you earlier this week.
I've also included links below to the 2010 Corporate Social Responsibility Report and a recent press release. Page 11 of the Report discusses our ongoing sodium reduction efforts, and also our recently announced initiative targeting a 20% reduction across 600 skus by 2015.

www.generalmills.com/csr

http://www.generalmills.com/corporate/media_center/news_release_detail.aspx?itemID=43973&catID=227

Suzie Crockett, one of our head nutrition scientists, and I would be interested hearing your perspective on sodium reduction, and also discussing our ongoing efforts with you. Would you welcome this? I hope so. Please contact me to arrange a phone call or meeting.

Sincerely,
Cam

Cam Hoang
Counsel and Assistant Secretary
General Mills, Inc.
One General Mills Boulevard
Minneapolis, MN 55426
(763)764-2366(p)
(763)764-5102(f)